Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

Tysons Corner, Virginia

October 19, 2016

CARDINAL ANNOUNCES THIRD QUARTER 2016 EARNINGS

Cardinal Financial Corporation (NASDAQ: CFNL) (the “Company”) today reported that earnings for the quarter ended September 30, 2016 were $12.5 million, compared to $11.2 million for the year ago quarter ended September 30, 2015.   Diluted earnings per share were $0.37 and $0.34 for these same respective periods.

During the current quarter, the Company incurred $1.5 million after-tax expense, equal to $0.04 per share, related to the August 17th announcement of the merger with United Bankshares.  Before these expenses, the Company had adjusted net income of $14.0 million, or $0.41 per share, for the most recent quarter.

For the year to date period ended September 30, 2016, net income was $39.7 million, compared to $38.3 million for the nine month period ended September 30, 2015. Diluted earnings per share were $1.18 and $1.15 for these same respective periods.  Before merger expenses, the Company had adjusted net income of $41.2 million, or $1.22 per share, current year to date.

Selected Highlights

•                  Return on average assets (“ROAA”) and average equity (“ROAE”) were 1.19% and 11.10% for the third quarter 2016 and 1.29% and 12.11% for the nine months ending September 30, 2016, respectively.  Before merger expenses, ROAA was 1.32% and ROAE was 12.41% for the current quarter.

•                  Net income before the provision for loan losses, taxes and merger expenses was $22.4 million for the quarter ended September 30, 2016, versus $15.9 million for the year ago same quarter, an increase of 40.9%.

•                  Total assets of the Company grew above $4.20 billion, increasing 9% from September 30, 2015.

•                  Loans held for investment were $3.22 billion, increasing 11% from a year ago.

•                  Customer deposits, including customer repurchase agreements, were $2.90 billion, increasing 10% from a year ago.    Non-interest bearing demand deposit accounts increased 22% over the past year and now total $757 million.

•                  For the third consecutive quarter, the Company had no nonaccrual loans and no other real estate owned at quarter end.

•                  Net interest margin was 3.35% for the third quarter of 2016, an increase from 3.33% for the prior quarter.

•                  Total mortgage loan closings were $1.20 billion for the quarter, an increase of $313 million from $886 million in the third quarter 2015. Closed purchase money mortgages represented 65% of the quarter’s volume and 68% year to date.

•                  Mortgage application volume was $1.58 billion, an increase of $426 million from the third quarter of 2015.  Purchase money mortgage applications were approximately 63% of total volume.

Review of Balance Sheet

At September 30, 2016, total assets of the Company were $4.22 billion, an increase of 9% from total assets of $3.88 billion at September 30, 2015. Average interest earning assets for the third quarter increased to $4.05 billion from $3.58 billion a year ago, and average interest bearing liabilities for the third quarter increased to $2.99 billion from $2.65 billion.

Loans held for investment grew to $3.22 billion at September 30, 2016 versus $2.92 billion a year ago, an 11% increase.  Balances increased $68 million, or 9% annualized, during the third quarter of the year.  Loans held for sale were $432 million at September 30, 2016, compared to $456 million at June 30, 2016, and increased from the third quarter 2015 balance of $378 million.  The Company’s investment securities portfolio decreased slightly to $398 million from $413 million at the end of the previous quarter, and from $430 million a year ago.

Over the past year, deposit balances increased $286 million to $3.22 billion from $2.94 billion, an increase of 10%.  Non-interest bearing demand deposit accounts, which totaled $757 million and represented 23% of deposits, increased $137 million since September 30, 2015, or 22%.  The increase in deposits is due primarily to continued growth in the number of accounts and balances in consumer and business non maturing accounts.

Net Interest Income

The Company’s net interest income increased 11%, to $33.0 million from $29.6 million, for the quarters ended September 30, 2016 and 2015, respectively.  For the current quarter, the

Company’s tax equivalent net interest margin was 3.35%, an increase from 3.33% for the prior sequential quarter and up from 3.31% for the first quarter 2016.

The yield on loans held for investment was 4.10% for the third quarter of 2016 versus 4.09% for the second quarter of 2016, while the yield on loans held for sale decreased to 3.65% for the third quarter of 2016 versus 3.71% for the second quarter, reflecting the lower interest rate environment for mortgage loans. The average balance of loans held for sale increased to $422 million in the most recent quarter, versus $366 million in the second quarter of 2016.  The yield on total interest earning assets was 3.97% for the third quarter of 2016, compared to 3.99% for the previous quarter.  For these same respective periods, the Company’s total cost of interest bearing liabilities decreased to 0.84% from 0.90%.  Including DDAs, the Company’s total cost of funds decreased to 0.68% from 0.73%.

Commercial Banking Review

For the quarter ended September 30, 2016, net income for the commercial banking segment (the Bank) was $11.5 million, an increase of 4% from $11.0 million for the third quarter of last year.  During the current quarter, the provision for loan losses was $990,000 versus a negative provision of $547,000 during the year ago quarter due to recoveries of charged-off loans. Before taxes and the provision for loan losses, the Bank’s income for the current quarter was a record $18.4 million.

For the current year to date period ended September 30, 2016, the Bank’s net income increased 10% to $32.5 million versus $29.6 million for the year to date period ended September 30, 2015.  The year to date provision expense was $1.7 million versus $939,000 for the first nine months of 2015.

For the current quarter, there were net charge offs of 0.04% (annualized) of average loans outstanding.  The allowance for loan losses was 1.04% of loans outstanding at September 30, 2016 versus 1.08% at September 30, 2015.  This ratio decrease from a year ago is primarily the result of continued improvement of credit quality.  The Company had no nonperforming loans at September 30, 2016 versus nonperforming loans of 0.02% of total assets at September 30, 2015.

Non-interest income was $1.4 million for the current quarter compared to $954,000 for the year ago quarter.  Before gains on securities sales of $3.7 million, current year to date non-interest income was $3.6 million versus $3.2 million for the 2015 year to date period.

For the third quarter of 2016, non-interest expense was $15.9 million, compared to $15.8 million for the prior sequential quarter and $16.5 million for the first quarter of 2016. The efficiency ratio for the Bank was 46.4%, 48.7% and 52.2% for these respective quarters, which reflects the Company’s continued focus on expense controls.   Comparing total non-interest expenses to $15.3 million for the third quarter of 2015, the increase is primarily the result of increases in personnel expense to support the Bank’s growth, including quarterly accruals for performance based compensation.  At the end of September, the Bank closed its office in Tyson’s Corner, Virginia, and it expects to realize approximately $50,000 of expense savings per quarter.

Mortgage Banking Review

The Company’s mortgage banking subsidiary, George Mason Mortgage (GMM), was again extremely active as it accepted approximately $1.58 billion of loan applications during the quarter and $4.8 billion year to date.  For the quarter ended September 30, 2016, GMM reported a net profit of $2.8 million and operating net income of $4.3 million.  Operating net income (a non-GAAP measure) excludes the impact of the Staff Accounting Bulletin (“SAB”) 109 accounting requirement to record unrealized gains associated with the Company’s locked mortgage loan pipeline.  Comparable recent quarterly results are shown below.

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Mortgage Banking: (in 000’s)
Reported Net Income	$2,816	$3,994	$3,553	$164	$631
Reverse Impact of SAB 109	1,446	(2,259)	(3,794)	765	1,760
Operating Net Income (Loss)	$4,262	$1,735	$(241)	$929	$2,391

The net realized gain on sales and other fees, before the impact of SAB 109, was $17.9 million for the three months ended September 30, 2016 versus $10.8 million for the same quarter of 2015.  The gain on sale margin was 2.78% for the quarter versus 2.71% last quarter and 2.61% for the year ago quarter. The increase from previous periods is primarily due to the success of selling a majority of its production on a mandatory delivery basis.

Operating expenses were $11.5 million for the most recent quarter compared to $9.4 million last quarter and $7.9 million for the year ago quarter.  The sequential quarter increase in expenses reflects $1.3 million and $3.0 million, respectively, of salary expenses associated with loans held for sale that are deducted from expense and reported as contra-revenue under GAAP.  The expense increase over the same quarter of 2015 reflects added personnel costs related to compliance with the new TILA/RESPA Integrated Disclosure (TRID) regulations.  All other fixed expenses are consistent with the year ago period.

Loan applications totaled $1.58 billion during the third quarter of 2016, a slight decrease from $1.70 billion last quarter and up from $1.15 billion for the year ago quarter. Applications to refinance represented 37% for the current quarter, versus 25% of total applications last quarter and 26% for the year ago quarter.  Although refi activity has been strong, GMM continues to focus on the more stable purchase money mortgage business.

Monthly Mortgage Loan Applications (in millions)

	JUL	AUG	SEP	Total
Third Quarter 2016	$575.50	$512.50	$487.20	$1,575.20
Purchase Money %	58%	67%	64%	63%
# of Units	1,622	1,500	1,410	4,532

	APR	MAY	JUN	Total
Second Quarter 2016	$571.80	$569.30	$562.40	$1,703.50
Purchase Money %	75%	79%	70%	75%
# of Units	1,626	1,585	1,546	4,757

	JAN	FEB	MAR	Total
First Quarter 2016	$333.80	$551.70	$617.80	$1,503.30
Purchase Money %	74%	56%	75%	68%
# of Units	975	1,590	1,837	4,402

	OCT	NOV	DEC	Total
Fourth Quarter 2015	$397.00	$335.40	$331.00	$1,063.40
Purchase Money %	71%	77%	74%	74%
# of Units	1,117	935	953	3,005

Parent Company Only Review

For the quarter ended September 30, 2016, Cardinal’s parent company reported a net loss of $1.8 million versus a net loss of $702,000 for the previous quarter and a net loss of $413,000 for the year ago quarter. The current quarter includes approximately $1.5 million of after-tax merger related expenses.

Capital Ratios

All capital ratios of the Company comfortably exceeded the requirements of banking regulators to be considered well-capitalized.  Tangible common equity capital (TCE) as a percentage of total assets was 9.68% at September 30, 2016.

MANAGEMENT COMMENTS

Bernard H. Clineburg, Executive Chairman, said:

“We have always remained committed to maintaining and growing a strong financial services company for our employees, clients, the communities we serve, and especially our shareholders.

“In adhering to that mission, we recently announced our intention to merge with United Bankshares.  Richard Adams, United’s CEO, and I have had a long standing relationship, and we believe that this merger represents a tremendous opportunity to create a dominant bank in the Washington DC metropolitan area which will benefit our customers and shareholders.  The process to seek required approvals from shareholders and regulators has begun, and we have commenced to collaborate on integration plans.

“Our third quarter results are indicative of our commitment to continue our positive momentum as we begin to focus on combining our companies. The quarterly results show improving profitability metrics while maintaining pristine asset quality levels. Increased balances in the loan portfolio combined with an increasing net interest margin resulted in revenue growth over both the previous quarter and same quarter last year.  George Mason continued to have strong activity as applications for loan originations were almost $1.6 billion, which is reflective of our ongoing commitment to building a quality team of mortgage bankers with deep ties to the realtor and builder communities.”

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements contain information related to matters such as the Company’s intent, belief or expectation with regard to such matters as financial and operational performance, cost savings, credit quality and branch expansion. Such statements are necessarily based on management’s assumptions and estimates and are inherently subject to a variety of risks and uncertainties concerning the Company’s operations and business environment, which are difficult to predict and beyond the control of the Company. Such risks and uncertainties could cause actual results of the Company to differ materially from those matters expressed or implied in such forward-looking statements.

Risk and uncertainties related to the pending merger with United include, among others, that: the businesses of United and Cardinal may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; deposit attrition, operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; the stockholders of United and Cardinal may fail to approve the merger.

For an explanation of some of the additional risks and uncertainties associated with forward-looking statements, please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and other reports filed with and furnished to the Securities and Exchange Commission.  The Company has no obligation and does not undertake to update, revise or correct any of the forward-looking statements after the date of this press release, or after the respective dates on which such statements otherwise are made.

About Cardinal Financial Corporation: Cardinal Financial Corporation, a financial holding company headquartered in Tysons Corner, Virginia with assets of $4.22 billion at September 30, 2016, serves the Washington Metropolitan region through its wholly-owned subsidiary, Cardinal Bank. Cardinal also operates several other subsidiaries: George Mason Mortgage, LLC, a residential mortgage lending company based in Fairfax, Virginia and Cardinal Wealth Services, Inc., a wealth management services company. The Company’s stock is traded on NASDAQ (CFNL). For additional information please visit our Web site at www.cardinalbank.com or call (703) 584-3400.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Shareholders of Cardinal and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that United will file with the Securities and Exchange Commission in connection with the proposed merger because it will contain important information about United, Cardinal, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. Investors will be able to obtain all documents filed with the SEC by United free of charge at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by United will be available free of charge from the Corporate Secretary of United Bankshares, Inc., 514 Market Street, Parkersburg, West Virginia 26101 telephone (304) 424-8800. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing United’s website at www.ubsi-inc.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by accessing Cardinal’s website at www.cardinalbank.com under the tab “About Us” and then under the heading “Investor Relations”, and “SEC Filings”. You are urged to read the proxy statement/prospectus carefully before making a decision concerning the merger.

Participants in the Transaction

United, Cardinal and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from Cardinal’s shareholders in favor of the merger with United. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Cardinal shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.

You can find information about the executive officers and directors of United in its Annual Report on Form 10-K for the year ended December 31, 2015 and in its definitive proxy statement filed with the SEC on April 1, 2016. You can find information about Cardinal’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2015 and in its definitive proxy statement filed with the SEC on March 24, 2016. You can obtain free copies of these documents from United or Cardinal using the contact information above.

Contact:

Bernard H. Clineburg

Executive Chairman

or

Christopher Bergstrom

Chief Executive Officer

or

Mark A. Wendel,

EVP, Chief Financial Officer

703-584-3400

Table 1.

Cardinal Financial Corporation and Subsidiaries

Summary Consolidated Statements of Condition

(Dollars in thousands)

(Unaudited)

			% Change				% Change
			Current				From
	09/30/16	06/30/16	Quarter	03/31/16	12/31/15	09/30/15	Year Ago

Cash and due from banks	$23,928	$24,081	-0.6%	$19,379	$24,760	$18,744	27.7%
Federal funds sold	23,481	11,481	104.5%	41,489	14,577	13,692	71.5%

Investment securities available-for-sale	387,150	402,522	-3.8%	407,980	414,077	421,214	-8.1%
Investment securities held-to-maturity	3,780	3,796	-0.4%	3,814	3,836	3,857	-2.0%
Investment securities — trading	6,958	6,489	7.2%	6,221	5,881	5,274	31.9%
Total investment securities	397,888	412,807	-3.6%	418,015	423,794	430,345	-7.5%

Other investments	18,736	18,136	3.3%	19,411	20,967	16,111	16.3%
Loans held for sale	432,350	456,359	-5.3%	365,489	383,768	377,878	14.4%

Loans receivable, net of fees:
Commercial and industrial	336,444	350,206	-3.9%	363,405	379,414	347,914	-3.3%
Real estate - commercial	1,690,305	1,605,868	5.3%	1,555,985	1,372,627	1,356,821	24.6%
Real estate - construction	570,776	570,269	0.1%	560,114	694,408	620,982	-8.1%
Real estate - residential	460,400	463,394	-0.6%	455,952	448,168	436,832	5.4%
Home equity lines	161,515	161,658	-0.1%	161,691	156,852	150,769	7.1%
Consumer	5,383	5,476	-1.7%	4,831	4,841	4,739	13.6%
Total loans, net of fees	3,224,823	3,156,871	2.2%	3,101,978	3,056,310	2,918,057	10.5%
Allowance for loan losses	(33,641)	(32,984)	2.0%	(32,407)	(31,723)	(31,572)	6.6%
Loans receivable, net	3,191,182	3,123,887	2.2%	3,069,571	3,024,587	2,886,485	10.6%

Premises and equipment, net	24,190	24,273	-0.3%	24,845	25,163	25,398	-4.8%
Goodwill and intangibles, net	36,115	36,262	-0.4%	36,415	36,576	36,747	-1.7%
Bank-owned life insurance	33,314	33,213	0.3%	33,102	32,978	32,876	1.3%
Other real estate owned	—	—	0.0%	—	253	—	0.0%
Other assets	38,464	56,667	-32.1%	46,829	42,498	43,460	-11.5%

TOTAL ASSETS	$4,219,648	$4,197,166	0.5%	$4,074,545	$4,029,921	$3,881,736	8.7%

Non-interest bearing deposits	$757,184	$710,318	6.6%	$687,493	$657,398	$620,630	22.0%
Interest checking	437,358	437,724	-0.1%	459,377	451,545	433,372	0.9%
Money markets	492,547	445,639	10.5%	447,565	448,888	447,536	10.1%
Statement savings	333,272	319,116	4.4%	310,055	291,484	278,871	19.5%
Certificates of deposit	756,991	763,013	-0.8%	788,756	776,413	738,878	2.5%
Brokered certificates of deposit	447,148	568,996	-21.4%	451,781	407,043	419,461	6.6%
Total deposits	3,224,500	3,244,806	-0.6%	3,145,027	3,032,771	2,938,748	9.7%

Other borrowed funds	464,876	450,696	3.1%	437,065	537,965	469,019	-0.9%
Mortgage funding checks	36,740	23,921	53.6%	28,765	12,554	20,418	79.9%
Escrow liabilities	3,653	2,491	46.6%	2,777	2,676	2,861	27.7%
Other liabilities	38,042	37,320	1.9%	34,366	30,808	45,467	-16.3%

Shareholders’ equity	451,837	437,932	3.2%	426,545	413,147	405,223	11.5%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$4,219,648	$4,197,166	0.5%	$4,074,545	$4,029,921	$3,881,736	8.7%

Table 2.

Cardinal Financial Corporation and Subsidiaries

Summary Consolidated Income Statements

(In thousands, except share data and per share data)

(Unaudited)

	For the Three Months Ended
			% Change				% Change
			Current				From
	09/30/16	06/30/16	Quarter	03/31/16	12/31/15	09/30/15	Year Ago

Net interest income	$32,965	$31,523	4.6%	$30,706	$30,471	$29,634	11.2%
Provision for loan losses	990	430	130.2%	250	449	(547)	-281.0%
Net interest income after provision for loan losses	31,975	31,093	2.8%	30,456	30,022	30,181	5.9%

Non-interest income:
Service charges on deposit accounts	612	581	5.3%	551	590	584	4.8%
Loan fees	596	359	66.0%	309	307	344	73.3%
Income from bank-owned life insurance	101	111	-9.0%	124	102	118	-14.4%
Net realized gains (losses) on investment securities	331	3,918	-91.6%	(84)	(127)	960	-65.5%
Other non-interest income	134	127	5.5%	145	22	6	2133.3%
Commercial banking & other segment non-interest income	1,774	5,096	-65.2%	1,045	894	2,012	-11.8%

Gains from mortgage banking activities	32,035	34,613	-7.4%	27,041	19,939	22,915	39.8%
Less: mortgage loan origination expenses	(16,412)	(19,304)	-15.0%	(12,902)	(11,874)	(14,802)	10.9%
Mortgage banking segment non-interest income	15,623	15,309	2.1%	14,139	8,065	8,113	92.6%

Wealth management segment non-interest income	94	84	11.9%	85	133	142	-33.8%
Total non-interest income	17,491	20,489	-14.6%	15,269	9,092	10,267	70.4%

Net interest income and non-interest income	49,466	51,582	-4.1%	45,725	39,114	40,448	22.3%

Salaries and benefits	17,331	16,037	8.1%	15,497	14,391	13,409	29.2%
Occupancy	2,577	2,448	5.3%	2,592	2,501	2,492	3.4%
Depreciation	764	833	-8.3%	844	853	828	-7.7%
Data processing & communications	1,542	1,517	1.6%	1,346	1,273	1,373	12.3%
Professional fees	727	549	32.4%	1,135	1,034	852	-14.7%
FDIC insurance assessment	516	516	0.0%	516	516	516	0.0%
Loss on extinguishment of debt	—	3,638	100.0%	—	—	—	100.0%
Mortgage loan repurchases and settlements	—	—	0.0%	100	350	47	0.0%
Merger and acquisition expense	2,284	—	0.0%	—	—	—	0.0%
Other operating expense	4,594	4,579	0.3%	4,262	4,364	4,478	2.6%
Total non-interest expense	30,335	30,117	0.7%	26,292	25,282	23,995	26.4%
Income before income taxes	19,131	21,465	-10.9%	19,433	13,832	16,453	16.3%
Provision for income taxes	6,609	7,364	-10.3%	6,366	4,817	5,244	26.0%
NET INCOME	$12,522	$14,101	-11.2%	$13,067	$9,015	$11,209	11.7%

Earnings per common share - basic	$0.38	$0.43	-11.6%	$0.40	$0.27	$0.34	10.3%
Earnings per common share - diluted	$0.37	$0.42	-11.7%	$0.39	$0.27	$0.34	10.2%
Weighted-average common shares outstanding - basic	33,200,426	33,032,595	0.5%	32,977,970	32,844,212	32,766,772	1.3%
Weighted-average common shares outstanding - diluted	33,767,143	33,569,058	0.6%	33,435,858	33,379,656	33,311,261	1.4%

Table 3.

Cardinal Financial Corporation and Subsidiaries

Summary Consolidated Income Statements

(In thousands, except share data and per share data)

(Unaudited)

	For the Nine Months Ended
			% Change
			From
	09/30/16	09/30/15	Year Ago

Net interest income	$95,195	$85,923	10.8%
Provision for loan losses	1,670	939	77.8%
Net interest income after provision for loan losses	93,525	84,984	10.1%

Non-interest income:
Service charges on deposit accounts	1,744	1,705	2.3%
Loan fees	1,264	1,289	-1.9%
Income from bank-owned life insurance	336	330	1.8%
Net realized gains on investment securities	4,164	1,518	174.3%
Litigation recovery	—	2,950	-100.0%
Other non-interest income	406	17	2288.2%
Commercial banking & other segment non-interest income	7,914	7,809	1.3%

Gains from mortgage banking activities	93,688	75,754	23.7%
Less: mortgage loan origination expenses	(48,618)	(40,363)	20.5%
Mortgage banking segment non-interest income	45,070	35,391	27.3%

Wealth management segment non-interest income	263	400	-34.3%
Total non-interest income	53,247	43,600	22.1%

Net interest income and non-interest income	146,772	128,584	14.1%

Salaries and benefits	48,864	37,453	30.5%
Occupancy	7,617	7,323	4.0%
Depreciation	2,441	2,550	-4.3%
Data processing & communications	4,405	4,336	1.6%
Professional fees	2,411	3,577	-32.6%
FDIC insurance assessment	1,548	1,548	0.0%
Loss on extinguishment of debt	3,638	—	100.0%
Mortgage loan repurchases and settlements	100	47	112.8%
Merger and acquisition expense	2,284	472	383.9%
Other operating expense	13,435	13,710	-2.0%
Total non-interest expense	86,743	71,016	22.1%
Income before income taxes	60,029	57,568	4.3%
Provision for income taxes	20,339	19,249	5.7%
NET INCOME	$39,690	$38,319	3.6%

Earnings per common share - basic	$1.20	$1.17	2.4%
Earnings per common share - diluted	$1.18	$1.15	2.4%
Weighted-average common shares outstanding - basic	33,070,838	32,710,435	1.1%
Weighted-average common shares outstanding - diluted	33,576,873	33,191,915	1.2%

Table 4.

Cardinal Financial Corporation and Subsidiaries

Selected Financial Information

(In thousands, except per share data and ratios)

(Unaudited)

	09/30/16	06/30/16	03/31/16	12/31/15	09/30/15
Capital Ratios:
At Period End:
Common equity tier 1 capital	10.58%	10.33%	9.99%	9.86%	9.91%
Tier 1 risk-based capital	11.23%	10.99%	10.64%	10.52%	10.59%
Total risk-based capital	12.11%	11.86%	11.50%	11.37%	11.47%
Leverage capital ratio	10.33%	10.38%	10.28%	10.18%	10.46%
Book value per common share	$13.77	$13.50	$13.16	$12.76	$12.58
Tangible book value per common share (1)	$12.67	$12.38	$12.04	$11.63	$11.44
Common shares outstanding	32,803	32,441	32,415	32,373	32,209

Performance Ratios (annualized):
For the Three Months Ended:
Return on average assets	1.19%	1.39%	1.31%	0.92%	1.20%
Return on average equity	11.10%	12.92%	12.34%	8.72%	11.02%
Net interest margin (2)	3.35%	3.33%	3.31%	3.25%	3.37%
Efficiency ratio (3)	55.59%	54.71%	57.19%	63.90%	60.14%

Asset Quality Data:
For the Three Months Ended:
Net charge-offs (recoveries) to average loans receivable, net of fees (annualized)	0.04%	-0.02%	-0.06%	0.04%	-0.27%
At Period End:
Total nonaccrual loans	$—	$—	$—	$520	$721
Other real estate owned	$—	$—	$—	$253	$—
Nonperforming loans to loans receivable, net of fees	0.00%	0.00%	0.00%	0.02%	0.02%
Nonperforming loans to total assets	0.00%	0.00%	0.00%	0.01%	0.02%
Nonperforming assets to total assets	0.00%	0.00%	0.00%	0.02%	0.02%
Total loans receivable past due 30 to 89 days	$394	$736	$163	$938	$56
Total loans receivable past due 90 days or more	$—	$41	$—	$—	$—
Allowance for loan losses to loans receivable, net of fees	1.04%	1.04%	1.04%	1.04%	1.08%

Mortgage Banking Data:
For the Three Months Ended:
Applications	$1,575,200	$1,703,500	$1,503,300	$1,063,400	$1,149,000
Loans closed	1,198,737	1,172,339	769,080	786,363	885,715
Loans sold	1,233,801	1,073,282	791,680	778,854	983,355
Purchase money % of loans closed - George Mason Mortgage	65%	76%	62%	74%	74%
Realized gain on sales and fees as a % of loan sold(4)	2.78%	2.71%	2.67%	2.71%	2.61%
At Period End:
Locked Pipeline	$411,245	$458,555	$451,905	$247,448	$316,684
SAB 109 Total Unrealized Gains Recognized	23,713	25,955	22,453	16,571	17,757
Change in Unrealized Gains	(2,242)	3,502	5,882	(1,186)	(2,728)
Change in After-tax Income	(1,446)	2,259	3,794	(765)	(1,760)

(1)         Tangible book value is calculated as total shareholders’ equity less goodwill and other intangible assets, divided by common shares outstanding.

(2)         The average yields for loans receivable and investment securities available-for-sale are reported on a fully taxable-equivalent basis at a rate of 36% for 2016 and 35% for 2015.

(3)         Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.  For the three months ended September 30, 2016, non-interest expense excludes $2.3 million of merger and acquisition expense.  For the three months ended June 30, 2016, non-interest expense excludes a $3.6 million loss on extinguishment of debt and non-interest income excludes $3.6 million in realized gains on investment securities.

(4)         Realized gains are those gains recognized on the date the loan is sold and do not include the unrealized gains recognized at the loan commitment date.

Table 5.

Cardinal Financial Corporation and Subsidiaries

Selected Financial Information

(In thousands, except ratios)

(Unaudited)

	09/30/16	09/30/15
Performance Ratios (annualized):
For the Nine Months Ended:
Return on average assets	1.29%	1.43%
Return on average equity	12.11%	12.81%
Net interest margin (1)	3.32%	3.40%
Efficiency ratio (2)	55.80%	55.71%

Mortgage Banking Data:
For the Nine Months Ended:
Applications	$4,782,000	$4,147,000
Loans closed	3,140,156	2,815,713
Loans sold	3,098,763	2,755,321
Realized gain on sales and fees as a % of loan sold(3)	2.73%	2.57%

(1)         The average yields for loans receivable and investment securities available-for-sale are reported on a fully taxable-equivalent basis at a rate of 36% for 2016 and 35% for 2015.

(2)         Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.  For the nine months ended September 30, 2016, non-interest expense excludes a $3.6 million loss on extinguishment of debt and $2.3 million of merger and acquisition expense.  Non-interest income excludes $3.6 million in realized gains on investment securities.  For the nine months ended September 30, 2015, non-interest income excludes a $2.9 million litigation settlement and non-interest expense excludes the associated legal expenses of $500,000 related to that same settlement.

(3)         Realized gains are those gains recognized on the date the loan is sold and do not include the unrealized gains recognized at the loan commitment date.

Table 6.

Cardinal Financial Corporation and Subsidiaries

Mortgage Revenue Recognition Impact of SAB 109 (Written Loan Commitments Recorded at Fair Value Through Earnings)

(Dollars in thousands, except per share data and ratios)

(Unaudited)

	For the Three Months Ended
			% Change				% Change
			Current				From
	09/30/16	06/30/16	Quarter	03/31/16	12/31/15	09/30/15	Year Ago
Net Gains from Mortgage Banking Activities **(see note below):
As Reported
Fair Value of LCs / Unrealized Gains Recognized @ LC date	$32,035	$34,613	-7.4%	$27,041	$19,939	$22,915	39.8%
Loan origination expenses recognized @ Loan Sale Date	16,412	19,304	-15.0%	12,902	11,874	14,802	10.9%
Reported Net Gains from Mortgage Banking Activities	15,623	15,309	2.1%	14,139	8,065	8,113	92.6%

As Adjusted
Realized Gains Recognized @ Loan Sale Date	34,277	31,111	10.2%	21,159	21,125	25,643	33.7%
Loan origination expenses recognized @ Loan Sale Date	16,412	19,304	-15.0%	12,902	11,874	14,802	10.9%
Adjusted Net Gains from Mortgage Banking Activities	17,865	11,807	51.3%	8,257	9,251	10,841	64.8%

Impact of SAB 109 on Net Gains from Mortgage Banking Activities:
Increase/(Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	$(2,242)	$3,502	-164.0%	$5,882	$(1,186)	$(2,728)	-17.8%

Net Income Reconciliation:
Reported Net Income	$12,522	$14,101	-11.2%	$13,067	$9,015	$11,209	11.7%
After-tax Merger and Acquisition Expense	1,473	—	0.0%	—	—	—	0.0%
Adjusted Net Income	$13,995	$14,101	-0.8%	$13,067	$9,015	$11,209	24.9%
After-tax Net Increase / (Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	(1,446)	2,259	-164.0%	3,794	(765)	(1,760)	-17.8%
Operating Net Income	$15,441	$11,842	30.4%	$9,273	$9,780	$12,969	19.1%

Diluted Earnings per Share (EPS) Reconciliation:
Reported Net Income	$0.37	$0.42	-11.7%	$0.39	$0.27	$0.34	9.1%
After-tax Merger and Acquisition Expense	0.04	—	0.0%	—	—	—	0.0%
Adjusted Net Income	0.41	0.42	-1.3%	0.39	0.27	0.34	21.9%
After-tax Net Increase / (Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	(0.04)	0.07	-163.6%	0.11	(0.02)	(0.05)	-14.3%
Operating Net Income	$0.45	$0.35	26.8%	$0.28	$0.29	$0.39	14.7%

Performance Ratios (adjusted for change in unrealized mortgage banking gains):
Return on average assets	1.46%	1.17%		0.93%	1.00%	1.39%
Return on average equity	13.69%	10.85%		8.76%	9.46%	12.75%
Efficiency ratio	57.56%	62.08%		65.58%	62.04%	56.29%
Non-interest income to average assets	1.87%	1.67%		0.94%	1.05%	1.39%

**

Per the accounting guidance set forth by SEC Staff Accounting Bulletin (SAB) 109 regarding mortgage lending activities, the fair value of a “locked” commitment, or an unrealized gain, is recognized in income on the day of the locked commitment (LC).  As a result of this revenue recognition, the unrealized gains then become part of the basis of the ensuing loan held for sale (LHFS) when the loan is closed. When the loan is sold to investors, the “price” received is equal to the basis of the loan held for sale, and there is no gain or loss recognized. At any point in time (e.g. quarter end) the fair value of the LCs and the premium to the par value of LHFS represent unrealized gains that have been recognized in income, either in the current period or prior periods.  This accounting creates a mismatch between the income recognition on loan production and expense recognition for those same loans, which is discussed below.

In accordance with accounting rules (ASC 310-20, formerly FAS 91), direct (e.g. commissions) and indirect loan expenses associated with originating, underwriting and closing loans are deferred and amortized over the life of the loan.  In mortgage banking, this results in the mentioned expenses being recognized at the time of investor purchase of the loan (i.e. loan sale date) which often occurs in the quarter subsequent to the original LC and creates a mismatch in the timing of the revenue and expense.  These expenses are “netted” from the gain on sale from mortgage banking activities, which is included in non-interest income.

Table 7.

Cardinal Financial Corporation and Subsidiaries

Mortgage Revenue Recognition Impact of SAB 109 (Written Loan Commitments Recorded at Fair Value Through Earnings)

(Dollars in thousands, except per share data and ratios)

(Unaudited)

	For the Nine Months Ended
			% Change
			From
	09/30/16	09/30/15	Year Ago
Net Gains from Mortgage Banking Activities **(see note below):
As Reported
Fair Value of LCs / Unrealized Gains Recognized @ LC date	$93,688	$75,754	23.7%
Loan origination expenses recognized @ Loan Sale Date	48,618	40,363	20.5%
Reported Net Gains from Mortgage Banking Activities	45,070	35,391	27.3%

As Adjusted
Realized Gains Recognized @ Loan Sale Date	86,546	70,820	22.2%
Loan origination expenses recognized @ Loan Sale Date	48,618	40,363	20.5%
Adjusted Net Gains from Mortgage Banking Activities	37,928	30,457	24.5%

Impact of SAB 109 on Net Gains from Mortgage Banking Activities:
Increase/(Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	$7,142	$4,934	44.8%

Net Income Reconciliation:
Reported Net Income	$39,690	$38,319	3.6%
After-tax litigation settlement (less associated legal expenses)	—	(1,592)	-100.0%
After-tax Merger and Acquisition Expense	1,473	313	370.7%
Adjusted Net Income	$41,163	$37,040	11.1%
After-tax Net Increase / (Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	4,607	3,182	44.8%
Operating Net Income	$36,556	$33,858	8.0%

Diluted Earnings per Share (EPS) Reconciliation:
Reported Net Income	$1.18	$1.15	2.4%
After-tax litigation settlement (less associated legal expenses)	—	(0.04)	-100.0%
After-tax Merger and Acquisition Expense	0.04	0.01	365.3%
Adjusted Net Income	1.22	1.13	8.0%
After-tax Net Increase / (Decrease) in Unrealized Gains on Mortgage Banking Activities Related to SAB 109	0.14	0.10	43.1%
Operating Net Income	$1.08	$1.03	4.7%

Performance Ratios (adjusted for change in unrealized mortgage banking gains):
Return on average assets	1.19%	1.26%
Return on average equity	11.15%	11.32%
Efficiency ratio	61.39%	57.00%
Non-interest income to average assets	1.50%	1.44%

**

Per the accounting guidance set forth by SEC Staff Accounting Bulletin (SAB) 109 regarding mortgage lending activities, the fair value of a “locked” commitment, or an unrealized gain, is recognized in income on the day of the locked commitment (LC).  As a result of this revenue recognition, the unrealized gains then become part of the basis of the ensuing loan held for sale (LHFS) when the loan is closed. When the loan is sold to investors, the “price” received is equal to the basis of the loan held for sale, and there is no gain or loss recognized. At any point in time (e.g. quarter end) the fair value of the LCs and the premium to the par value of LHFS represent unrealized gains that have been recognized in income, either in the current period or prior periods.  This accounting creates a mismatch between the income recognition on loan production and expense recognition for those same loans, which is discussed below.

In accordance with accounting rules (ASC 310-20, formerly FAS 91), direct (e.g. commissions) and indirect loan expenses associated with originating, underwriting and closing loans are deferred and amortized over the life of the loan.  In mortgage banking, this results in the mentioned expenses being recognized at the time of investor purchase of the loan (i.e. loan sale date) which often occurs in the quarter subsequent to the original LC and creates a mismatch in the timing of the revenue and expense.  These expenses are “netted” from the gain on sale from mortgage banking activities, which is included in non-interest income.

Table 8.

Cardinal Financial Corporation and Subsidiaries

Average Statements of Condition and Yields on Earning Assets and Interest-Bearing Liabilities

(Dollars in thousands)

(Unaudited)

	For the Three Months Ended
	9/30/2016		6/30/2016		3/31/2016		12/31/2015		9/30/2015
	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield
Interest-earning assets:
Loans receivable, net of fees (1)
Commercial and industrial	$243,678	3.75%	$258,678	3.74%	$266,353	3.74%	$255,255	3.66%	$255,011	3.68%
Commercial and industrial - tax exempt(1)	101,749	2.90%	103,221	2.82%	105,386	2.80%	103,456	2.50%	82,656	2.64%
Real estate - commercial(1)	1,659,767	4.27%	1,563,089	4.37%	1,532,293	4.28%	1,361,134	4.27%	1,311,664	4.38%
Real estate - construction	572,704	4.60%	556,939	4.37%	549,907	4.62%	661,665	4.59%	592,669	4.69%
Real estate - residential	445,848	3.53%	448,453	3.57%	441,134	3.67%	423,533	3.65%	410,605	3.69%
Home equity lines	160,877	3.28%	160,303	3.23%	160,240	3.16%	153,366	3.10%	145,625	3.12%
Consumer	5,246	5.01%	5,239	4.91%	5,284	4.72%	4,739	5.44%	4,602	5.52%
Total loans	3,189,869	4.10%	3,095,922	4.09%	3,060,597	4.10%	2,963,148	4.08%	2,802,832	4.17%

Loans held for sale	421,843	3.65%	365,520	3.71%	304,653	3.88%	339,793	3.87%	364,513	3.97%
Investment securities (1)	400,936	3.67%	400,085	3.82%	419,678	3.76%	426,776	3.52%	372,188	3.78%
Federal funds sold	41,050	0.50%	33,435	0.45%	55,018	0.47%	45,307	0.25%	41,108	0.22%
Total interest-earning assets	4,053,698	3.97%	3,894,962	3.99%	3,839,946	3.99%	3,775,024	3.95%	3,580,641	4.06%

Non-interest earning assets:
Cash and due from banks	21,764		21,899		21,169		22,226		19,964
Premises and equipment, net	24,399		24,642		25,185		25,498		25,043
Goodwill and intangibles, net	36,189		36,333		36,498		36,662		36,842
Accrued interest and other assets	124,196		119,723		105,663		102,977		110,463
Allowance for loan losses	(33,461)		(32,702)		(32,113)		(31,515)		(31,564)

TOTAL ASSETS	$4,226,785		$4,064,857		$3,996,348		$3,930,872		$3,741,389

Interest-bearing liabilities:
Interest checking	$432,246	0.36%	$445,991	0.36%	$457,528	0.40%	$438,527	0.48%	$429,211	0.48%
Money markets	479,455	0.39%	438,863	0.36%	451,303	0.37%	466,452	0.36%	431,958	0.36%
Statement savings	327,653	0.43%	315,804	0.42%	301,734	0.42%	285,257	0.40%	280,467	0.37%
Certificates of deposit	773,912	1.23%	773,053	1.23%	784,306	1.23%	752,104	1.23%	724,527	1.26%
Brokered certificates of deposit	538,130	0.89%	454,152	0.93%	398,455	0.91%	400,793	0.88%	417,095	0.83%
Total interest-bearing deposits	2,551,396	0.75%	2,427,863	0.75%	2,393,326	0.75%	2,343,133	0.76%	2,283,258	0.75%

Other borrowed funds	441,576	1.39%	456,044	1.69%	487,087	1.87%	470,416	1.82%	369,481	2.02%
Total interest-bearing liabilities	2,992,972	0.84%	2,883,907	0.90%	2,880,413	0.94%	2,813,549	0.93%	2,652,739	0.93%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	732,506		698,123		653,432		660,236		638,658
Other liabilities	50,098		46,193		38,986		43,357		43,058

Shareholders’ equity	451,209		436,634		423,517		413,730		406,934

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$4,226,785		$4,064,857		$3,996,348		$3,930,872		$3,741,389

NET INTEREST MARGIN (1)		3.35%		3.33%		3.31%		3.25%		3.37%

(1)          The average yields for loans receivable and investment securities available-for-sale are reported on a fully taxable-equivalent basis at a rate of 36% for 2016 and 35% for 2015.

Table 9.

Cardinal Financial Corporation and Subsidiaries

Average Statements of Condition and Yields on Earning Assets and Interest-Bearing Liabilities

(Dollars in thousands)

(Unaudited)

	For the Nine Months Ended
	9/30/2016		9/30/2015
	Average Balance	Average Yield	Average Balance	Average Yield
Interest-earning assets:
Loans receivable, net of fees (1)
Commercial and industrial	$256,190	3.75%	$277,679	3.68%
Commercial and industrial - tax exempt(1)	103,446	2.84%	63,351	3.63%
Real estate - commercial(1)	1,536,605	4.31%	1,286,353	4.42%
Real estate - construction	608,614	4.51%	518,423	4.71%
Real estate - residential	445,148	3.59%	399,446	3.75%
Home equity lines	160,475	3.22%	139,747	3.19%
Consumer	5,256	4.90%	4,845	5.71%
Total loans	3,115,734	4.09%	2,689,844	4.21%

Loans held for sale	364,217	3.73%	346,088	3.78%
Investment securities (1)	406,867	3.75%	346,335	3.78%
Federal funds sold	43,160	0.48%	39,772	0.21%
Total interest-earning assets	3,929,978	3.99%	3,422,039	4.08%

Non-interest earning assets:
Cash and due from banks	21,611		20,679
Premises and equipment, net	24,741		25,087
Goodwill and intangibles, net	36,339		37,037
Accrued interest and other assets	116,566		105,670
Allowance for loan losses	(32,761)		(29,951)

TOTAL ASSETS	$4,096,474		$3,580,561

Interest-bearing liabilities:
Interest checking	$445,208	0.37%	$427,496	0.49%
Money markets	456,624	0.37%	392,806	0.34%
Statement savings	315,109	0.42%	272,302	0.34%
Certificates of deposit	777,079	1.23%	670,442	1.22%
Brokered certificates of deposit	463,851	0.91%	405,473	0.78%
Total interest-bearing deposits	2,457,871	0.75%	2,168,519	0.72%

Other borrowed funds	461,496	1.66%	368,965	2.07%
Total interest-bearing liabilities	2,919,367	0.89%	2,537,484	0.92%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	694,825		605,088
Other liabilities	45,111		39,222

Shareholders’ equity	437,171		398,767
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$4,096,474		$3,580,561

NET INTEREST MARGIN (1)		3.32%		3.40%

(1)         The average yields for loans receivable and investment securities available-for-sale are reported on a fully taxable-equivalent basis at a rate of 36% for 2016 and 35% for 2015.

Table 10.

Cardinal Financial Corporation and Subsidiaries

Segment Reporting  — as Reported and Non-GAAP Reconciliation

(Dollars in thousands)

(Unaudited)

	For the Three Months Ended
			% Change				% Change
			Current				From
	9/30/2016	6/30/2016	Quarter	3/31/2016	12/31/2015	9/30/2015	Year Ago
Commercial Banking:
Net interest income	$32,980	$31,442	4.9%	$30,545	$30,042	$29,137	13.2%
Non-interest income	1,391	1,056	31.7%	1,104	963	954	45.8%
Net realized gain on available-for-sale securities	—	3,614	100.0%	112	—	769	-100.0%
Loss on extinguishment of debt	—	3,638	100.0%	—	—	—	100.0%
Non-interest expense	15,940	15,823	0.7%	16,514	15,734	15,339	3.9%
Net income before provision for loan losses and taxes	18,431	16,651	10.7%	15,247	15,271	15,521	18.7%
Provision for loan losses	990	430	130.2%	250	449	(547)	-281.0%
Provision for income taxes	5,978	5,464	9.4%	4,757	5,238	5,089	17.5%
Net income	$11,463	$10,757	6.6%	$10,240	$9,584	$10,979	4.4%
Average Assets	$4,140,341	$3,998,824		$3,937,805	$3,866,407	$3,674,500
Commercial Banking Segment Contribution to earnings	92%	76%		78%	106%	98%
Mortgage Banking:
Net interest income	$196	$283	-30.7%	$358	$619	$682	-71.3%
Non-interest income	15,669	15,344	2.1%	14,158	8,115	8,217	90.7%
Non-interest expense	11,464	9,382	22.2%	8,963	8,589	7,905	45.0%
Net income before provision for taxes	4,401	6,245	-29.5%	5,553	145	994	342.8%
Provision for income taxes	1,585	2,251	-29.6%	2,000	(19)	363	336.6%
Net income	$2,816	$3,994	-29.5%	$3,553	$164	$631	346.3%
Add:decrease in unrealized gains (or (Less):increase in unrealized gains) on mortgage banking activities (SAB 109)	2,242	(3,502)	-164.0%	(5,882)	1,186	2,728	-17.8%
Add / (Less): provision for income taxes associated with SAB 109	(796)	1,243	-164.0%	2,088	(421)	(968)	-17.8%
Operating net income (loss)	$4,262	$1,735	145.6%	$(241)	$929	$2,391	78.3%
Average Assets	$455,608	$382,899	19.0%	$317,034	$351,129	$380,504	19.7%
Mortgage Banking Segment Contribution to earnings	22%	28%		27%	2%	6%
Wealth Management/Other:
Net interest income	$(211)	$(201)	5.0%	$(197)	$(190)	$(185)	14.1%
Non-interest income	431	473	-8.9%	(105)	14	327	31.8%
Non-interest expense	2,931	1,273	130.2%	815	959	751	290.3%
Net income (loss) before provision for taxes	(2,711)	(1,001)	170.8%	(1,117)	(1,135)	(609)	345.2%
Provision for income taxes	(954)	(351)	171.8%	(391)	(402)	(208)	358.7%
Net income (loss)	$(1,757)	$(650)	170.3%	$(726)	$(733)	$(401)	338.2%
Add: merger & acquisition (M&A) expense	2,284	—	0.0%	—	—	—	0.0%
Subtract: provision for income taxes associated with M&A expense	(811)		-100.0%				0.0%
Operating net income (loss)	$(284)	$(650)	-56.3%	$(726)	$(733)	$(401)	-29.2%
Average Assets / Intersegment Eliminations	$(369,164)	$(316,866)	16.5%	$(258,491)	$(286,664)	$(313,615)	17.7%
Wealth Management/Other Segments Contribution to earnings	-14%	-5%	206.7%	-5%	-8%	-4%	286.6%
Consolidated:
Net interest income	$32,965	$31,524	4.6%	$30,706	$30,471	$29,634	11.2%
Non-interest income	17,491	16,873	3.7%	15,157	9,092	9,498	84.2%
Net realized gain on available-for-sale securities	—	3,614	100.0%	112	—	769	-100.0%
Loss on extinguishment of debt	—	3,638	100.0%	—	—	—	100.0%
Non-interest expense	30,335	26,478	14.6%	26,292	25,282	23,995	26.4%
Net income before provision for loan losses and taxes	20,121	21,895	-8.1%	19,683	14,281	15,906	26.5%
Provision for loan losses	990	430	130.2%	250	449	(547)	-281.0%
Provision for income taxes	6,609	7,364	-10.3%	6,366	4,817	5,244	26.0%
Net income	$12,522	$14,101	-11.2%	$13,067	$9,015	$11,209	11.7%
Add: merger & acquisition (M&A) expense	2,284	—	0.0%	—	—	—	100.0%
Add:decrease in unrealized gains (or (Less): increase in unrealized gains) on mortgage banking activities (SAB 109)	2,242	(3,502)	-164.0%	(5,882)	1,186	2,728	-17.8%
Add/(Less): provision for income taxes associated with M&A expenses & SAB 109	(1,607)	1,243	-229.2%	2,088	(421)	(969)	65.8%
Operating net income	$15,441	$11,842	30.4%	$9,273	$9,780	$12,968	19.1%
Average Assets	$4,226,785	$4,064,857	4.0%	$3,996,348	$3,930,872	$3,741,389	13.0%

Table 11.

Cardinal Financial Corporation and Subsidiaries

Segment Reporting  — as Reported and Non-GAAP Reconciliation

(Dollars in thousands)

(Unaudited)

	For the Nine Months Ended
			% Change
			From
	9/30/2016	9/30/2015	Year Ago
Commercial Banking:
Net interest income	$94,968	$84,632	12.2%
Non-interest income	3,552	3,178	11.8%
Net realized gain on available-for-sale securities	3,726	1,151	223.7%
Loss on extinguishment of debt	3,638	—	100.0%
Non-interest expense	48,276	44,223	9.2%
Net income before provision for loan losses and taxes	50,332	44,738	12.5%
Provision for loan losses	1,670	939	77.8%
Provision for income taxes	16,200	14,209	14.0%
Net income	$32,462	$29,590	9.7%
Add: merger & acquisition (M&A) expense	—	471	-100.0%
Less: provision for income taxes associated with M&A expense	—	(158)	-100.0%
Operating net income	$32,462	$29,903
Average Assets	$4,015,870	$3,516,829
Commercial Banking Segment Contribution to earnings	82%	77%
Mortgage Banking:
Net interest income	$836	$1,834	-54.4%
Non-interest income	45,170	35,583	26.9%
Non-interest expense	29,809	23,213	28.4%
Net income before provision for taxes	16,197	14,204	14.0%
Provision for income taxes	5,835	5,187	12.5%
Net income	$10,362	$9,017	14.9%
Add:decrease in unrealized gains (or (Less):increase in unrealized gains) on mortgage banking activities (SAB 109)	(7,142)	(4,934)	44.8%
Add / (Less): provision for income taxes associated with SAB 109	2,535	1,752	44.8%
Operating net income	$5,755	$5,835	-1.4%
Average Assets	$395,642	$359,173	10.2%
Mortgage Banking Segment Contribution to earnings	26%	24%
Wealth Management/Other:
Net interest income	$(609)	$(543)	12.2%
Non-interest income	799	3,688	-78.3%
Non-interest expense	5,020	3,580	40.2%
Net income (loss) before provision for taxes	(4,830)	(435)	1010.3%
Provision for income taxes	(1,696)	(147)	1053.7%
Net income (loss)	$(3,134)	$(288)	988.2%
Add: merger & acquisition (M&A) expense	2,284	—	100.0%
Add: legal expense associated with litigation settlement	—	500	-100.0%
Less: litigation settlement	—	(2,950)	-100.0%
Less: provision for income taxes associated with litigation settlement and M&A expense	(811)	858	-194.5%
Operating net income (loss)	$(1,661)	$(1,880)	-11.7%
Average Assets / Intersegment Eliminations	$(315,038)	$(295,441)	6.6%
Wealth Management/Other Segments Contribution to earnings	-8%	-1%	950.6%
Consolidated:
Net interest income	$95,195	$85,923	10.8%
Non-interest income	49,521	42,449	16.7%
Net realized gain on available-for-sale securities	3,726	1,151	223.7%
Loss on extinguishment of debt	3,638	—	100.0%
Non-interest expense	83,105	71,016	17.0%
Net income before provision for loan losses and taxes	61,699	58,507	5.5%
Provision for loan losses	1,670	939	77.8%
Provision for income taxes	20,339	19,249	5.7%
Net income	$39,690	$38,319	3.6%
Add: merger & acquisition (M&A) expense	2,284	471	384.9%
Add: legal expense associated with litigation settlement	—	500	-100.0%
Less: litigation settlement	—	(2,950)	-100.0%
Add:decrease in unrealized gains (or Less: increase in unrealized gains) on mortgage banking activities (SAB 109)	(7,142)	(4,934)	44.8%
Less: provision for income taxes associated with M&A expense, litigation settlement & SAB 109	1,725	2,452	-29.7%
Operating net income	$36,557	$33,858	8.0%
Average Assets	$4,096,474	$3,580,561	14.4%

Table 12.

Cardinal Financial Corporation and Subsidiaries

Historical Segment Performance

(Dollars in thousands, except per share data)

(Unaudited)

	Commercial Banking	Mortgage Banking	Wealth Management/ Other	Consolidated
For the Three Months Ended September 30, 2016:
Net income (loss)	$11,463	$2,816	$(1,757)	$12,522
Earnings per common share - diluted	$0.34	$0.08	$(0.05)	$0.37
Segment Contribution to Earnings	91.9%	21.6%	-13.5%	100%

For the Three Months Ended September 30, 2015:
Net income	$10,979	$631	$(401)	$11,209
Earnings per common share - diluted	$0.33	$0.02	$(0.01)	$0.34
Segment Contribution to Earnings	97.9%	5.6%	-3.6%	100%

For the Nine Months Ended September 30, 2016:
Net income (loss)	$32,462	$10,362	$(3,134)	$39,690
Earnings per common share - diluted	$0.97	$0.31	$(0.10)	$1.18
Segment Contribution to Earnings	82.2%	25.4%	-7.6%	100%

For the Nine Months Ended September 30, 2015:
Net income (loss)	$29,590	$9,017	$(288)	$38,319
Earnings per common share - diluted	$0.89	$0.27	$(0.01)	$1.15
Segment Contribution to Earnings	77.3%	23.4%	-0.7%	100%

For the Year Ended December 31, 2015:
Net income (loss)	$39,175	$9,180	$(1,021)	$47,334
Earnings per common share - diluted	$1.18	$0.28	$(0.03)	$1.43
Segment Contribution to Earnings	82.8%	19.4%	-2.2%	100.0%

For the Year Ended December 31, 2014:
Net income (loss)	$34,351	$2,658	$(4,326)	$32,683
Earnings per common share - diluted	$1.05	$0.08	$(0.13)	$1.00
Segment Contribution to Earnings	105.1%	8.1%	-13.2%	100%

For the Year Ended December 31, 2013:
Net income (loss)	$33,881	$(5,215)	$(3,156)	$25,510
Earnings per common share - diluted	$1.09	$(0.17)	$(0.10)	$0.82
Segment Contribution to Earnings	132.8%	-20.4%	-12.4%	100.0%

For the Year Ended December 31, 2012:
Net income (loss)	$30,544	$17,608	$(2,855)	$45,297
Earnings per common share - diluted	$1.02	$0.59	$(0.10)	$1.51
Segment Contribution to Earnings	67.4%	38.9%	-6.3%	100.0%

For the Year Ended December 31, 2011:
Net income (loss)	$23,063	$7,791	$(2,856)	$27,998
Earnings per common share - diluted	$0.77	$0.26	$(0.09)	$0.94
Segment Contribution to Earnings	82.4%	27.8%	-10.2%	100.0%

Table 13.

Cardinal Financial Corporation and Subsidiaries

Loan Fundings and Payoffs

(Dollars in thousands)

(Unaudited)

	Ending Balance 12/31/2015	New Loans	Loan Payoffs	Net Draws/Pay Downs and Transfers	Ending Balance 9/30/2016

Commercial and industrial	$379,414	$44,105	$(24,255)	$(62,820)	$336,444
Real estate - commercial	1,372,627	415,924	(79,911)	(18,335)	$1,690,305
Real estate - construction	694,408	46,462	(233,307)	63,213	$570,776
Real estate - residential	448,168	69,369	(47,242)	(9,895)	$460,400
Home equity lines	156,852	24,136	(22,392)	2,919	$161,515
Consumer	4,841	6,779	(2,163)	(4,074)	$5,383
Total loans, net of fees	$3,056,310	$606,775	$(409,270)	$(28,992)	$3,224,823

Table 14.

Cardinal Financial Corporation and Subsidiaries

Commercial Real Estate (“CRE”) Concentrations

(Dollars in thousands)

(Unaudited)

	09/30/16	06/30/16	03/31/16	12/31/15	09/30/15
Construction, land development, and other land loans	$470,914	$443,879	$497,691	$459,261	$453,263
Owner-occupied construction, land development loans	(105,709)	(89,225)	(76,351)	(83,237)	(68,592)
Construction loans concentration less owner-occupied	$365,205	$354,654	$421,340	$376,024	$384,671

As a percentage of risk-based capital (consolidated):
Construction loans concentration	100.8%	98.3%	113.2%	107.2%	108.0%
Construction loans concentration less owner-occupied	78.2%	78.6%	95.8%	87.7%	91.7%

Loans secured by commercial real estate properties	$2,228,820	$2,146,775	$2,105,479	$2,079,265	$1,996,623
Owner-occupied commercial real estate properties	(426,048)	(409,772)	(392,514)	(421,278)	(365,010)
Owner-occupied construction, land development loans	(105,709)	(89,225)	(76,351)	(83,237)	(68,592)
Commercial real estate concentration less owner-occupied construction	$1,697,063	$1,647,778	$1,636,614	$1,574,750	$1,563,021

As a percentage of risk-based capital (consolidated):
Commercial real estate concentration	386.0%	384.7%	389.5%	386.9%	388.9%
Commercial real estate concentration less owner-occupied construction	363.4%	365.0%	372.1%	367.5%	372.6%